Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Further Expansion of Utility Business in the United States

OAKVILLE, ON, Aug. 8, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Liberty Utilities, APUC’s regulated distribution utility, has entered into an agreement with Atmos Energy Corporation (“Atmos Energy”) (NYSE: ATO) to acquire regulated natural gas distribution utility assets (the “Georgia Utility”) located in Georgia. Additionally, Liberty Utilities recently reached an agreement to acquire a regulated water distribution utility in Pine Bluff, Arkansas from United Waterworks Inc. (the “Arkansas Utility”).

The Georgia Utility provides local natural gas distribution service to approximately 64,000 customers, and represents an acquisition resulting from the constructive relationship developed with Atmos Energy during the recently completed acquisition of natural gas utilities in lowa, Illinois, and Missouri. Total purchase price for the Georgia Utility is approximately U.S. $140.7 million, subject to certain working capital and other closing adjustments. Liberty Utilities expects to acquire net property, plant and equipment assets of approximately U.S. $128.1 million, representing a purchase price multiple of approximately 1.1x. The Georgia Utility has capable and experienced work forces and Liberty Utilities intends to make offers of continuing employment to all current employees of the Georgia Utility.

The Arkansas Utility provides water distribution service to approximately 17,000 customers in the State of Arkansas. Total purchase price for the Arkansas Utility is approximately U.S. $28.6 million, subject to certain working capital and other closing adjustments. Liberty Utilities expects to acquire assets for rate making purposes of approximately $24.6 million, representing a purchase price multiple of approximately 1.16x. Liberty Utilities also intends to make offers of continuing employment to all current employees of the Arkansas Utility.

Closings of the acquisition of the Georgia Utility and the Arkansas Utility are subject to certain conditions, including state and federal regulatory approval, and both are expected to occur in mid 2013. Financing of the acquisitions is expected to occur simultaneously upon closing of each transaction. Liberty Utilities will not be assuming any existing indebtedness with either transaction.

“These acquisitions affirm Liberty Utilities’ successful approach to growth through the continued sourcing of high quality assets from larger utilities to add to our portfolio”, commented Ian Robertson, Chief Executive Officer of APUC. “With the recent closing of the utility acquisition in New Hampshire and the closing of our mid-states natural gas distribution acquisition from Atmos Energy, we are well positioned to pursue the regulatory approval and transition activities associated with these next acquisitions.”

Summary fact sheets on the utilities can be found in the Mergers & Acquisitions section of the Investor Centre on APUC’s web site at www.algonquinpower.com.

APUC will address questions regarding the acquisitions during the conference call being held for the second quarter 2012 results at 10:00 a.m. eastern time on Friday, August 10, 2012, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, August 10, 2012

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4860 or Local 416-644-3416.

Conference ID#: 4551110

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4551110# from August 10, 2012 until August 24, 2012.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., the company’s regulated distribution utility business, provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring certain regulated natural gas and water distribution utility assets in Georgia and Arkansas respectively, which together serve over 80,000 customers. Algonquin Power Co., the company’s electric generation subsidiary, includes 46 renewable energy facilities and 12 thermal energy facilities representing more than 480 MW of installed capacity. Algonquin Power & Utilities Corp. and its operating subsidiaries deliver continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

    For further information:

    Contact:

    Algonquin Power & Utilities Corp.

    Kelly Castledine

    Investor Relations

    (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 17:01e 08-AUG-12